EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                       CRUSADE GLOBAL TRUST NO. 2 OF 2001

                      COUPON PERIOD ENDING 20 DECEMBER 2002


USD NOTES
---------------------------------------------------------------------------------------------------------------------
                       FV OUTSTANDING                                 COUPON PAYMENTS      PRINCIPAL        CHARGE
                            (USD)         BOND FACTOR   COUPON RATE        (USD)         PAYMENTS (USD)    OFFS (AUD)
---------------------------------------------------------------------------------------------------------------------
CLASS A NOTES          515,696,392.17      64.462049%     1.99500%      2,842,437.78     47,953,172.30        0.00
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                       FV OUTSTANDING                                 COUPON PAYMENTS       PRINCIPAL       CHARGE
                            (AUD)         BOND FACTOR   COUPON RATE        (AUD)         PAYMENTS (USD)    OFFS (AUD)
---------------------------------------------------------------------------------------------------------------------
CLASS B NOTES          37,550,000.00      100.000000%     5.41050%        506,519.15              0.00        0.00
CLASS C NOTES           3,235,000.00      100.000000%     5.63050%         45,411.91              0.00        0.00
---------------------------------------------------------------------------------------------------------------------


                                                                     30-NOV-02
POOL SUMMARY                                                            AUD
--------------------------------------------------------------------------------
Outstanding Balance - Variable Rate Housing Loans                   830,255,603
Outstanding Balance - Fixed Rate Loans                              176,510,839
Number of Loans                                                           8,284
Weighted Average Current LVR                                             61.36%
Average Loan Size                                                       121,531
Weighted Average Seasoning                                             29  mths
Weighted Average Term to Maturity                                      266 mths


PRINCIPAL COLLECTIONS                                                   AUD
--------------------------------------------------------------------------------
Scheduled Principal Payments                                       7,437,568.69
Unscheduled Principal Payments                                    89,936,772.58
Redraws                                                            7,574,393.15
Principal Collections                                             89,799,948.12


TOTAL AVAILABLE PRINCIPAL                                               AUD
--------------------------------------------------------------------------------
Principal Collections                                             89,799,948.12
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                         89,799,948.12
Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                             89,799,948.12
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                   AUD
--------------------------------------------------------------------------------
Available Income                                                  19,306,135.52
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             19,306,135.52


REDRAW & LIQUIDITY FACILITIES                                          AUD
--------------------------------------------------------------------------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00



CPR
--------------------------------------------------------------------------------
                                           SEP. -02     OCT. -02    NOV. -02
                                           --------     --------    --------
                            1 MTH CPR        27.58%       25.93%      27.33%
--------------------------------------------------------------------------------


ARREARS
--------------------------------------------------------------------------------
                            % OF POOL
                          (BY BALANCE)
                          ------------
31 - 59 DAYS                  0.51%
60 - 89 DAYS                  0.18%

90+ DAYS                      0.08%
DEFAULTS                      0.002%
LOSSES                         Nil
--------------------------------------------------------------------------------

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